Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)    Name of company

Royal & Sun Alliance Insurance Group plc

2)    Name of shareholder having a major interest

Barclays plc

3)    Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held

Barclays Global Investors Japan Ltd	1,151,012	0.0400

Barclays Private Bank and Trust Ltd	1,080	0.0001

Barclays Private Bank Ltd	31,500	0.0011

Barclays Global Investors Japan Trust & Banking	3,569,063	0.1239

Barclays Global Investors Ltd	45,804,824	1.5905

Barclays Capital Securities Ltd	1,489,091	0.0517

Barclays Global Investors, N.A.	31,151,399	1.0817

Barclays Private Bank and Trust Ltd	35,000	0.0012

Barclays Global Investors Australia Ltd	770,253	0.0267

Barclays Global Fund Advisors	763,444	0.0265

Barclays Bank Trust Company Ltd	145,125	0.0050

Barclays Life Assurance Co Ltd	3,692,978	0.1282

Group Holding	88,604,769	3.0766

4)    Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding

ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	1,494,238

ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	592,423

ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	16,464,925

Bank of Ireland	BNX009IE	793,560

BARCLAYS CAPITAL NOMINEES LIMI		1,489,091

Barclays Trust Co & Others		11,216

BARCLAYS TRUST CO AS EXEC/ADM		5,551

Barclays Trust Co DMC69		49,672

Barclays Trust Co E99		470

Barclays Trust Co R69		78,216

BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	110,155

BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	184,896

BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	741,040

BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	333,733

BLEQPTUKQ-16341-CHASE MANHATTA	BLEQPTUK	1,801,544

BLINTNUKQ-16338-CHASE NOMINEES	BLINTNUK	183,968

BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	337,642

BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	25,835,962

BOSTON SAFE DEPOSIT AND TRUST	591668	610,797

CHASE MANHATTAN BANK	500227	13,413,835

CHASE MANHATTAN BANK	502872	4,143,667

CHASE MANHATTAN BANK	508068	1,221,230

CHASE MANHATTAN BANK	527191	3,502,958

CHASE MANHATTAN BANK	536747	745,762

CHASE MANHATTAN BANK	552942	692,217

Chase Manhattan Bank	585439	38,920

CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	1,417,276

CITIBANK, N.A. (United States)	597367	316,000

Clydesdale Nominees HGB0125	00694478	35,000

INVESTORS BANK AND TRUST CO.	428169	257,290

INVESTORS BANK AND TRUST CO.	555879	60,286

INVESTORS BANK AND TRUST CO.	573039	365,424

INVESTORS BANK AND TRUST CO.	583293	1,771,610

INVESTORS BANK AND TRUST CO.	585918	17,108

INVESTORS BANK AND TRUST CO.	586072	268,378

INVESTORS BANK AND TRUST CO.	588888	5,640

INVESTORS BANK AND TRUST CO.	590421	8,836

INVESTORS BANK AND TRUST CO.	595966	461,105

INVESTORS BANK AND TRUST CO.	598856	44,490

INVESTORS BANK AND TRUST CO.	600996	173,927

INVESTORS BANK AND TRUST CO.	601389	76,084

INVESTORS BANK AND TRUST CO.	601673	207,503

INVESTORS BANK AND TRUST CO.	601682	44,803

INVESTORS BANK AND TRUST CO.	601691	30,996

INVESTORS BANK AND TRUST CO.	911140	80,444

JPMORGAN CHASE BANK	540186	257,205

JPMORGAN CHASE BANK	555465	513,048

JPMORGAN CHASE BANK	599123	84,274

JPMorgan Chase Bank	BTC034IE	38,098

JPMorgan Chase Bank	BTC045IE	328,238

JPMorgan Chase Bank	BTGF01IE	186,512

JPMorgan Chase Bank	BTGF04IE	367,825

JPMorgan Chase Bank	BTGF05IE	150,488

JPMorgan Chase Bank	BTGF07IE	69,094

JPMorgan Chase Bank	BTK001IE	343,140

JPMorgan Chase Bank	BTS004IE	311,148

JPMorgan Chase Bank	BTS005IE	62,888

JPMorgan Chase Bank	BTS011IE	118,760

JPMorgan Chase Bank	BTS015IE	38,491

JPMorgan Chase Bank	BTS018IE	3,776

JPMorgan Chase Bank	BTS019IE	18,950

JPMorgan Chase Bank	BTS024IE	31,558

JPMorgan Chase Bank	BTS028IE	1,286,190

JPMorgan Chase Bank	BTS031IE	13,566

JPMorgan Chase Bank	BTS033IE	24,662

JPMorgan Chase Bank	BTS036IE	140,430

JPMorgan Chase Bank	BTS037IE	35,249

Master Trust Bank	BNNP06IE	90,312

Mitsubishi Trust International	BNN018IE	7,449

Mitsubishi Trust International	BNN024IE	13,362

Mitsubishi Trust International	BNN033IE	22,618

Mitsubishi Trust International	BNN046IE	63,687

NORTHERN TRUST BANK – BGI SEPA	581610	361,727

NORTHERN TRUST BANK – BGI SEPA	584069	152,555

State Street	BNN032IE	29,938

State Street	BNX012IE	55,024

STATE STREET BANK & TRUST – US	713101	2,756,977

Sumitomo TB	BNN029IE	18,763

Sumitomo TB	BNN031IE	10,808

Sumitomo TB	BNN036IE	16,268

Sumitomo TB	BNN052IE	29,223

Swan Nominees Limited		1,080

ZEBAN NOMINEES LIMITED		31,500

	Total	88,604,769

5)    Number of shares/amount of stock acquired

Not applicable

6)    Percentage of issued class

Not applicable

7)    Number of shares/amount of stock disposed

Not disclosed

8)    Percentage of issued class

Not disclosed

9)    Class of security

Ordinary shares of 27.5p each

10)   Date of transaction

17 October 2003

11)   Date company informed

24 October 2003, on receipt of a letter dated 22 October 2003

12)   Total holding following this notification

88,604,769 ordinary shares of 27.5p each

13)   Total percentage holding of issued class following this notification

3.08%

14)   Any additional information

15)   Name of contact and telephone number for queries

Gill Roberts 020 7569 4032

16)   Name and signature of authorised company official responsible for making this notification

Jackie Fox
Deputy Group Company Secretary

Date of notification 24 October 2003